Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF APRIL 23, 2012

DATE, TIME AND PLACE:  On April 23, 2012 at 12:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:
To record in the minutes that the new composition of the Board of Directors approved at the last Annual General Meeting of the Company held on April 20, 2012 with a term of office to expire on the investiture of the directors who are elected at the Annual General Meeting of 2013, shall be as follows: Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Pedro Pullen Parente, Ricardo Villela Marino and Roberto Egydio Setubal.

The new members of the Board of Directors, Messrs. Demosthenes Madureira de Pinho Neto, Nildemar Secches and Pedro Pullen Parente, shall have their investiture formalized as soon as their election is ratified by the Central Bank of Brazil (“BACEN”).

With respect to the composition of the management of the Company, to approve:

Board of Directors
1)         To appoint: Chairman PEDRO MOREIRA SALLES and Vice Chairmen ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL;

Executive Board
2)         To establish the number of seats on the Board to be set at 14 (fourteen), being the Chief Executive Officer, 2 (two) Executive Vice Presidents, 5 (five) Executive Officers and 6 (six) Officers;

3)         To elect to the position of Officer, ANA TEREZA DE LIMA E SILVA PRANDINI, and reelect the current members of the Executive Board, all of them the following qualified, for the term of office which shall extend until the investiture of those elected at the meeting of the Board of Directors that shall succeed the Ordinary General Meeting of 2013.  The Executive Board will thus be comprised of:

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EXECUTIVE BOARD

Chief Executive Officer: ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal – Piso Itaú Unibanco, CEP 04344-902;

Executive Vice Presidents: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902, and CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.400 – 4th floor, CEP 04538-132;

Executive Officers: CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 12.470.390-2, enrolled in the Brazilian tax register (CPF) under number 101.398.578-85, domiciled in the city and state of São Paulo  at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902; CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of Brazilian ID (RG-SSP/SP) number 16.633.770-5, enrolled in the Brazilian tax register (CPF) under number 132.874.158-32, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1st floor, CEP 04344-902; MARCOS DE BARROS LISBOA, Brazilian, divorced, economist, bearer of Brazilian ID (RG-IFP/RJ) number 006.653.074-2, enrolled in the Brazilian tax register (CPF) under number 806.030.257-49, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902; RICARDO BALDIN, Brazilian, married, bachelor's degree in accounting sciences, bearer of Brazilian ID (RG-SSP/RS) number 1005553266, enrolled in the Brazilian tax register (CPF) under number 163.678.040-72, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7th floor, CEP 04344-902; and SÉRGIO RIBEIRO DA COSTA WERLANG, Brazilian, married, engineer, bearer of Brazilian ID (RG-IFP/RJ) number 04590754-0, enrolled in the Brazilian tax register (CPF) under number 506.666.577-34, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902;

Officers: ANA TEREZA DE LIMA E SILVA PRANDINI, Brazilian, single, engineer, bearer of Brazilian ID (RG-SSP/SP) number 25.339.280-9, enrolled in the Brazilian tax register (CPF) under number 156.664.658-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902;  EDUARDO HIROYUKI MIYAKI, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 50.018.159-7, enrolled in the Brazilian tax register (CPF) under number 159.822.728-92, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7th floor, CEP 04344-902; EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of Brazilian ID (RG-SSP/SP) number 22.587.899-9, enrolled in the Brazilian tax register (CPF) under number 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7th floor, CEP 04344-902;

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MARCO ANTONIO ANTUNES, Brazilian, legally separated, engineer, bearer of Brazilian ID (RG-SSP/SP) number 7.669.530-X, enrolled in the Brazilian tax register (CPF) under number 002.975.098-96, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902; RODRIGO LUÍS ROSA COUTO, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/RS) number 5060112165, enrolled in the Brazilian tax register (CPF) under number 882.947.650-15, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902; and ROGÉRIO PAULO CALDERÓN PERES, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 05.212.295, enrolled in the Brazilian tax register (CPF) under number 035.248.608-26, both domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902.

4)         To register (i) the submission of documents substantiating the meeting of conditions preliminary to eligibility pursuant to articles 146 and 147 of Law 6,404/76 and current regulations, particularly Resolution 3,041/02 of the National Monetary Council (“CMN”) and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission, and (ii) that the investiture of the members elected to their positions shall be formalized as soon as the election is ratified by the Central Bank of Brazil (“BACEN”);

5)         Pursuant to CMN and BACEN norms, to ascribe responsibilities to the officers of the Company as shown below:

ALFREDO EGYDIO SETUBAL
Investor Relations Officer – ICVM 480/09

ANA TEREZA DE LIMA E SILVA PRANDINI
Risk Management – CMN Resolution 3,490/07, being that until her election is ratified by BACEN and she is able to take office, this responsibility shall be attributed to SÉRGIO RIBEIRO DA COSTA WERLANG

CANDIDO BOTELHO BRACHER
Commercial Portfolio – CMN Resolution 2,212/95
Leasing Portfolio – CMN Resolution 2,309/96
Credit, Financing and Investment Portfolio – Res. CMN 2,212/95
Real Estate Portfolio – CMN Resolution 2,212/95
Investment Portfolio – CMN Resolution 2,212/95
Deposit Accounts – CMN Resolution 2,078/94
Repurchase and Resale Operations – CMN Resolution 3,339/06
Foreign Exchange Market-related Operations – CMN Resolution 3,568/08
Swap Operations – CMN Resolution 3,505/07
Securities Lending and Exchange Operations – CMN Resolution 3,197/04
National Finance System (SFN) Customer Registration – BACEN Circular 3,347/07

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Matters related to the Brazilian Payments System (SPB) – BACEN Circular 3,281/05
Rural Credit Area – CMN Resolution 3,556/08

MARCO ANTONIO ANTUNES
Credit Information System (SCR) –BACEN Circular 3,567/11
Updating of Unicad –  BACEN Circular 3,165/02
Accounting Area – CMN Resolution 3,198/04
Definition of Limits and Minimum Regulatory Standards – BACEN Circular 3,398/08
Registration of Credit Assignment Operations – CMN Resolution 3,998/11

MARCOS DE BARROS LISBOA
RDR System – BACEN Circular 3,289/05
Operational Risk Control – CMN Resolution 3,380/06
Prevention and Combat of Money Laundering (Law 9,613/98), BACEN Circular 3,461/09 and ICVM 301/99), being further responsible for evaluating, approving and monitoring the policies, procedures and respective sectoral compliance programs of the various business units, including those located overseas, with respect to programs for the prevention of money laundering, combat of financing of terrorism and information privacy and security, being able to designate specific areas which are under his responsibility to act with respect to these competencies.
Supply of Information Pursuant to Legal and Regulatory Norms – BACEN Circular 3,504/10

SÉRGIO RIBEIRO DA COSTA WERLANG
Market Risk Management – CMN Resolution 3,464/07
Credit Risk Management – CMN Resolution 3,721/09
Liquidity Risk Control – CMN Resolution 2,804/00

RODRIGO LUÍS ROSA COUTO
Capital Risks Management – CMN Resolution 3,988/11

6)         Pursuant to the Audit Committee:

(i)         Reelect the current members that make up the Audit Committee, with an annual term of office, the composition remaining as follows:

AUDIT COMMITTEE:
Chairman: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of Brazilian ID (RG-SSP/DF) number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, CEP 01427-000;

Members: ALKIMAR RIBEIRO MOURA, Brazilian, divorced, economist, bearer of Brazilian ID (RG-SSP/SP) 5.342.714, enrolled in the Brazilian taxpayers’ register (CPF) under number 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 1.474, 11th  floor, CEP 01332-000; EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES, Brazilian, married, economist, bearer of Brazilian ID (RG-IPF/RJ) number 643.582, enrolled in the Brazilian tax register (CPF) under number 091.663.357-87, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, CEP 04344-902,

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GUY ALMEIDA ANDRADE, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 6.167.379, enrolled in the Brazilian tax register (CPF) under number 771.729.228-91, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima nº 1.893, 6th floor, CEP 01451-000; and LUIZ ALBERTO FIORE, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 4.650.125-3, enrolled in the Brazilian tax register (CPF) under number 521.132.568-00, domiciled in Santana de Parnaíba in the state of São Paulo at Av. Yojiro Takaoka, 4.384, 5th  floor, suite 518, CEP 06541-038.

(ii)         To maintain the appointment of the councilor GUY ALMEIDA ANDRADE, as qualified above, in the function of financial specialist on the Audit Committee of the Itaú Unibanco Conglomerate with responsibilities pursuant to CMN Resolution 3,198 and the Sarbanes-Oxley Act of the United States Congress, in the light of his proven knowledge in the areas of accounting and auditing;

7)         To record that in the light of expiration of the term of office of some members of the Board of Directors and the election of new members, the appointments of the members to sit on the remaining committees which report to the Board of Directors shall be made as soon as the said elections of the new members are ratified by BACEN.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, April 23, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim e Pedro Luiz Bodin de Moraes – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Office